UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Xtreme Oil & Gas, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

98418J 207

(CUSIP Number)

Darren Fortunato
Southport Equity II, LLC
350 Madison Avenue, 21st Floor
New York, NY 10017
(212) 729-3247

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS:

Southport Equity II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 55,000,000 (See Item 5)
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 55,000,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
90.7%1
14.	TYPE OF REPORTING PERSON
CO

1 This calculation is based on 60,597,218 shares of common stock outstanding as of September 30, 2013 as reported in the 9/30/13 10-Q.

1.	NAMES OF REPORTING PERSONS:

Southport Lane, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ?
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 55,000,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 55,000,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
90.7%2
14.	TYPE OF REPORTING PERSON
PN

2 This calculation is based on 60,597,218 shares of common stock outstanding as of September 30, 2013 as reported in the 9/30/13 10-Q.

1.	NAMES OF REPORTING PERSONS:

Southport Lane Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ?
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 55,000,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 55,000,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
90.7%3
14.	TYPE OF REPORTING PERSON
CO

3 This calculation is based on 60,597,218 shares of common stock outstanding as of September 30, 2013 as reported in the 9/30/13 10-Q.

1.	NAMES OF REPORTING PERSONS:

Alexander C. Burns
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ?
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 55,000,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 55,000,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
90.7%4
14.	TYPE OF REPORTING PERSON
IN

4 This calculation is based on 60,597,218 shares of common stock outstanding as of September 30, 2013 as reported in the 9/30/13 10-Q.

Item 1.   Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Xtreme Oil & Gas, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 5700 W. Plano Parkway, Suite 3600, Plano, Texas 75093.

As of November 15, 2013, the Reporting Persons (defined below) beneficially owned an aggregate of 55,000,000 shares of common stock representing approximately 90.7% of the outstanding shares of common stock of the Issuer.

Item 2.   Identity and Background.

(a), (f)	This statement is being filed by:

(i)	Southport Equity II, LLC, a Delaware limited liability company (“Southport Equity”);

(ii)	Southport Lane, LP, a Delaware limited partnership (“Southport LP”);

(iii)	Southport Lane Management, LLC, a Delaware limited liability company (“Southport Management”); and

(iv)	Alexander C. Burns, a citizen of the United States of America (together with Southport Equity, Southport LP and Southport Management , the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, date as of November 18, 2013, a copy of which is attached hereto as Exhibit 99.1.

(b)           The address of the principal business and principal office of each of the Reporting Persons is 350 Madison Avenue, 21st Floor, New York, NY 10017.

(c)

Southport Equity’s principal business is investment in securities.

Southport LP’s principal business is holding investments.

Southport Management’s principal business is serving as the sole general partner of Southport LP.

The principal occupation of Alexander C. Burns is being a managing partner of Southport Management, the general partner of Southport LP.

(d), (e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.   Purpose of Transaction

On November 7, 2013, pursuant to a Stock Purchase Agreement between Issuer and Southport Equity, dated November 7, 2013 (the “Stock Purchase Agreement”), the Issuer sold 55,000,000 shares of common stock to Southport Equity, a wholly owned subsidiary of Southport LP, in exchange for a purchase price of $55,000.  All funds used by Southport Equity to acquire the Shares of the Issuer was available cash, as capitalized by its parent, Southport LP.  All of the Shares and other securities of the Issuer that are held of record by Southport Equity as reported herein were acquired for investment purposes.  On November 12, 2013, the Issuer’s board of directors (the "Board") appointed Richard Bailey to serve as a member of the Board.  Richard Bailey is a Managing Director at Southport Management, the General Partner of Southport LP.

Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Although the Reporting Persons currently has no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) above. However, as part of the ongoing evaluation of investment and investment alternatives, Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 5.

(a) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2013, there were 60,597,218 shares of the common stock outstanding as of September 30, 2013. Based on the foregoing, the 55,000,000 shares of the common stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 90.7% of the shares of the common stock issued and outstanding.

(b) Southport Equity, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the 100% owner of Southport Equity, Southport LP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Southport LP, Southport Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Because Alexander C. Burns indirectly holds the majority voting power in Southport Management, and therefore Alexander C. Burns may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Alexander C. Burns may be deemed solely through this voting interest to be the beneficial owner of the Subject Shares.

(c) There have been no reportable transactions with respect to the Shares of the Issuer within the last 60 days by any of the Reporting Persons other than as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 4 and 5 hereof is hereby incorporated herein by reference.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
A	Common Stock Purchase Agreement between Xtreme Oil & Gas, Inc. and Southport Equity II, LLC, dated November 7, 2013

B	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 18, 2013

SOUTHPORT EQUITY II, LLC
BY SOUTHPORT LANE MANAGEMENT, LLC; AS GENERAL PARTNER OF SOUTHPORT LANE, LP

By:	/s/ Alexander C. Burns
Name: Alexander C. Burns
Title: Managing Partner

ALEXANDER C. BURNS

By:	/s/ Alexander C. Burns

SOUTHPORT LANE MANAGEMENT, LLC

By:	/s/ Alexander C. Burns
Name: Alexander C. Burns
Title: Managing Partner

SOUTHPORT LANE, LP BY SOUTHPORT LANE MANAGEMENT, LLC; AS GENERAL PARTNER

By:	/s/ Alexander C. Burns
Name: Alexander C. Burns
Title: Managing Partner

EXHIBIT A

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement") is executed and delivered as of November 7, 2013 by and among XTREME OIL & GAS, INC., a Nevada corporation (the "Company"), and SOUTHPORT LANE EQUITY II LLC, a Delaware limited liability company (the "Purchaser").

WHEREAS, Purchaser desires to purchase 55,000,000 shares of common stock of the Company, par value $.001 per share (the “Shares”);

WHEREAS, as consideration for the Shares, the Purchaser will:  (i) pay $55,000 in cash to the Company (the “Cash Consideration”) no later than October 31, 2013 by wire transfer as designated by seller; and

WHEREAS, the Company desires to accept the Cash Consideration from the Purchaser and to issue the Shares to the Purchaser in exchange.

NOW, THEREFORE, in consideration of the mutual benefits, covenants and agreements set forth in this Agreement (the mutuality, adequacy and sufficiency of which are hereby acknowledged), the parties hereto hereby agree as follows:

1)
Purchase and Sale of the Shares.   In connection with the execution of this Agreement, the Purchaser  has paid the Cash Consideration to the Company. In exchange, the Company hereby issues the Shares to Purchaser.

2)	Closing. The Closing of the transactions contemplated by Section 1 hereof shall be deemed to occur on the date hereof.

3)	Representations and Warranties of the Purchaser.

a)
Organization.   The Purchaser is a limited liability company duly organized under the laws of its state of formation and has the power and authority to own or lease its properties, carry on its business, enter into this Agreement and perform its obligations hereunder.

b)
Authorization; Enforceability.  This Agreement has been duly executed and delivered by, and constitutes the legal, valid and binding obligation of, the Purchaser, enforceable against it in accordance with its terms.  All actions contemplated by this Agreement have been duly and validly authorized by all necessary proceedings by the Purchaser.

c)
No Contravention.  Neither the execution, delivery or performance by the Purchaser of this Agreement or of any agreement or instrument required to be executed and delivered by the Purchaser in connection herewith, nor consummation of the transactions contemplated hereby or thereby, will (i) violate any provisions of the articles of organization, the Operating Agreement or the other governing documents of the Purchaser, (ii) require the approval, consent or authorization of any federal, state or local governmental authority, or (iii) violate or result in the breach of any term or provision of any contract or agreement to which the Purchaser  is a party or by which the Purchaser is bound.

d)
Investment.  The Purchaser is acquiring the Shares for investment for its own account, and not with a view to, or for the offer or sale in connection with, any distribution thereof.  The Purchaser acknowledges that neither the Shares nor the issuance of the Shares to the Purchaser has been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act and any applicable state securities laws or pursuant to an applicable exemption therefrom.  Purchaser hereby acknowledges and agrees that the certificates representing the Shares will bear a legend substantially in the form of the following legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW AND MAY NOT BE SOLD OR TRANSFERRED UNLESS SO REGISTERED OR UNLESS AN EXEMPTION FROM APPLICABLE REGISTRATION REQUIREMENTS IS AVAILABLE.

4)	Representations and Warranties of the Company.

a)
Organization.   The Company is a corporation duly organized under the laws of its state of incorporation and has the corporate power and authority to own or lease its properties, carry on its business, enter into this Agreement and perform its obligations hereunder.

b)
Authorization; Enforceability.  This Agreement has been duly executed and delivered by, and constitutes the legal, valid and binding obligation of, the Company, enforceable against it in accordance with its terms.  All actions contemplated by this Agreement have been duly and validly authorized by all necessary proceedings by the Company.

c)
No Contravention.  Neither the execution, delivery or performance by the Company of this Agreement or of any agreement or instrument required to be executed and delivered by the Company in connection herewith, nor consummation of the transactions contemplated hereby or thereby, will (i) violate any provisions of the articles of incorporation, the bylaws or the other governing documents of the Company, (ii) require the approval, consent or authorization of any federal, state or local governmental authority, or (iii) violate or result in the breach of any term or provision of any contract or agreement to which the Company  is a party or by which the Company is bound.

d)
Capitalization.  The current issued and outstanding capital stock of the Company consists solely of approximately 6,000,000 shares of common stock (200,000,000 shares authorized), par value $.001 per share, and no shares of preferred stock (1,000,000 shares authorized), par value $.001 per share, as of the date hereof.  Upon issuance, the Shares will be duly and validly issued, fully-paid and non-assessable.

e)
Clear Title.  The Shares being sold are free of any claim, lien, encumbrance, pledge, hypothecation, or third-party interests, and are not subject to any prior contract, agreement, or understanding with regards to their sale, transfer, or distribution or to any right of first refusal with respect to the purchase thereof.  Seller has clear legal title and beneficial ownership of the Shares and there is no restriction on the sale or transfer of such Shares other than that imposed by securities law restrictions.

f)
Consents. The execution, delivery, and performance of this Agreement and the sales transactions contemplated hereby do not require the consent, authority, or approval of any other person or entity, except such as have been obtained.

5)	Miscellaneous.

Indemnification.  Each party hereto hereby agrees to indemnify, defend and hold harmless the other party, its successors and assigns from and against any and all losses, costs, damages, expenses, penalties, fines, costs and other charges (including reasonable attorneys’ fees) incurred by the non-breaching party as a result of a breach of a representation, warranty, or covenant of this Agreement.

a)
Survival.  The representations, warranties, covenants and agreements contained in this Agreement shall survive Closing for a period of twelve (12) months, except for the representations and warranties set forth in Sections 3(a), 3(b), 4(a) and 4(b), which shall survive indefinitely.

b)
Further Assurances.  Upon the execution of this Agreement and thereafter, each party to this Agreement agrees to do such things as may be reasonably requested by the other party, at the expense of the requesting party, in order more effectively to consummate or document the transactions contemplated by this Agreement.

c)
Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York except the laws of that state that would render such choice of laws ineffective.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

a)	Successors in Interest. Subject to this provision, this Agreement shall be binding upon the parties hereto and their successors and assigns.

b)	Number; Gender. Whenever the context so requires, the singular number includes the plural and the plural includes the singular, and the gender of any pronoun includes the other genders.

c)
Severability.  In the event that any court of competent jurisdiction shall determine that any provision of this Agreement is invalid, such determination shall not affect the validity of any other provision of this Agreement, which shall remain in full force and effect and which shall be construed as to be valid under applicable law.

d)
Integration; Amendment; Waiver.  This Agreement (i) constitutes the entire agreement of the parties to this Agreement with respect to its subject matter, (ii) supersedes all prior agreements, if any, of the parties to this Agreement with respect to its subject matter, and (iii) may not be amended except in writing signed by the party to this Agreement against whom the change is being asserted.  The failure of any party to this Agreement at any time or times to require the performance of any provision of this Agreement shall in no manner affect the right to enforce the same; and no waiver by any party to this Agreement of any provision (or of a breach of any provision) of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed either as a further or continuing waiver of any such provision or breach or as a waiver of any other provision (or of a breach of any other provision) of this Agreement.

e)
Counterparts.  This Agreement may be executed by each party upon a separate copy, in such case one counterpart of this Agreement shall consist of enough of such copies or adoption instruments to reflect the signatures of all of the parties signing or adopting this Agreement; and this Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or its terms to produce or account for more than one of such counterparts.

DULY EXECUTED AND DELIVERED by the parties hereto as of the date first above written.

SOUTHPORT LANE EQUITY II, LLC
By SOUTHPORT LANE MANAGEMENT LLC, as General Partner

By: /s/ Alexander Burns

Name: Alexander Burns
Title:   Managing Member

Address:	350 Madison Ave, 21st Floor New York, NY 10017

XTREME OIL & GAS, INC.

By: /s/ Nicholas P. DeVito

Name: Nicholas P. DeVito
Title:   CEO and Chairman

Address:	5700 West Plano Parkway, Suite 3600 Plano, TX 75093

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D, dated November 18, 2013 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share, of Xtreme Oil & Gas, Inc., a Delaware corporation, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

DATED: November 18, 2013

SOUTHPORT EQUITY II, LLC
BY SOUTHPORT LANE MANAGEMENT, LLC; AS GENERAL PARTNER OF SOUTHPORT LANE, LP

By:	/s/ Alexander C. Burns
Name: Alexander C. Burns
Title: Managing Partner

ALEXANDER C. BURNS

By:	/s/ Alexander C. Burns

SOUTHPORT LANE MANAGEMENT, LLC

By:	/s/ Alexander C. Burns
Name: Alexander C. Burns
Title: Managing Partner

SOUTHPORT LANE, LP BY SOUTHPORT LANE MANAGEMENT, LLC; AS GENERAL PARTNER

By:	/s/ Alexander C. Burns
Name: Alexander C. Burns
Title: Managing Partner

B-1